Exhibit 99.1

Execution Version

UNDERWRITING AGREEMENT

January 23, 2026

Cardiol Therapeutics Inc.

602-2265 Upper Middle Road East

Oakville, Ontario

Canada L6H 0G5

Attention: David Elsley, President & Chief Executive Officer

Canaccord Genuity Corp. (the “Underwriter”), as sole underwriter and bookrunner, understands that Cardiol Therapeutics Inc. (the “Corporation”) proposes to issue and sell, and the Underwriter hereby offers to purchase, on a “bought deal” private placement basis, or find Substituted Purchasers (as defined below) to purchase on their behalf, 11,423,078 units (the “Offered Units”) of the Corporation at a price of $1.30 per Offered Unit for aggregate gross proceeds of $14,850,001.40 pursuant to Part 5A NI 45-106 (as defined below) and Coordinated Blanket Order 45-935 - Exemptions from Certain Conditions of the Listed Issuer Financing Exemption of the Canadian Securities Administrators (collectively, the “Listed Issuer Financing Exemption”) or other available prospectus exemptions under NI 45-106 (the “Offering”). The number of Offered Units includes 1,038,462 Offered Units to be issued and sold by the Corporation pursuant to the exercise by the Underwriter of the option granted to the Underwriter under the terms of the Engagement Letter.

Each Offered Unit consists of one Common Share (as defined herein) (a “Unit Share”) and one-half (½) Common Share purchase warrant of the Corporation (a “Warrant”). The Warrants will be governed by a warrant indenture between the Corporation and the Warrant Agent (as defined herein) dated the Closing Date pursuant to which the Warrants will be issued and providing for the definitive terms of the Warrants (the “Warrant Indenture”). Each Warrant shall entitle the holder thereof to acquire one additional Common Share (a “Warrant Share”) at a price of $1.75 until the Expiry Time (as defined herein).

The Underwriter shall have the right to solicit orders and obtain substituted purchasers (the “Substituted Purchasers”) in place of the Underwriter in which case (a) the Corporation will sell such Offered Units (or part thereof) to such Substituted Purchasers; and (b) the obligation of the Underwriter to purchase the Offered Units from the Corporation shall be reduced by the number of Offered Units purchased by the Substituted Purchasers. It is understood that the Underwriter agrees to purchase or cause to be purchased the Offered Units, and that this commitment is not subject to the Underwriter being able to arrange Substituted Purchasers. Any reference in this Agreement hereafter to “Purchasers” shall be taken to be a reference to the Substituted Purchasers, if any, and the Underwriter, as the initial committed Purchaser.

The Offered Units will be distributed to the Underwriter or to the Substituted Purchasers on a private placement basis. To the extent that Substituted Purchasers purchase the Offered Units, the Underwriter shall not be obligated to purchase the Offered Units so purchased by such Substituted Purchaser. For greater certainty, to the extent that the Underwriter arranges for Substituted Purchasers to purchase the Offered Units, and such Offered Units are so purchased, the Underwriter will be acting as the Corporation’s exclusive agent to offer the Offered Units and to the extent that Substituted Purchasers acquire any of the Offered Units, the Underwriter shall not be deemed to have acquired (at any time) or have any obligation to acquire any of such Offered Units, but in respect of which, the Commission (as defined below) shall be payable.

In consideration of the services to be rendered by the Underwriter hereunder in connection with the Offering, the Underwriter will receive the Underwriter’s Commission (as defined herein) as set out in Section 9 of this Agreement. The obligation of the Corporation to pay the Underwriter’s Commission shall arise at the Closing Time and the Underwriter’s Commission shall be fully earned by the Underwriter upon the completion of the Offering.

The Underwriter shall be entitled to appoint other registered dealers acceptable to the Corporation (“Selling Firms”), acting reasonably, as agents to assist in the Offering and the Underwriter shall determine the remuneration payable to such Selling Firms, such remuneration to be the sole responsibility of the Underwriter.

DEFINITIONS

In this Agreement, in addition to the terms defined above, the following terms shall have the following meanings:

“Agreement” means this agreement, including all schedules hereto, as amended or supplemented from time to time;

“Anti-Corruption Laws” has the meaning ascribed to such term in Section 4(a)(lx);

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Ontario are not open for business;

“Canadian Securities Laws” means the Securities Laws of each of the provinces and territories of Canada;

“CDS” means CDS Clearing and Depository Services Inc.;

“CIPO” has the meaning ascribed thereto in Section 4(a)(xl);

“Closing” means the completion of the purchase and sale of the Offered Units, as contemplated by this Agreement;

“Closing Date” means January 23, 2026, or such other date as may be agreed upon by the Corporation and the Underwriter;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date, or such other time as may be agreed upon by the Corporation and the Underwriter;

“Common Shares” means the common shares in the capital of the Corporation;

“Corporation” has the meaning ascribed to such term above;

“Dalton” has the meaning ascribed thereto in Section 4(a)(lvii);

“Debt Instrument” means any note, loan, bond, debenture, indenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money to which the Corporation is a party or otherwise bound;

“Designated Jurisdictions” means, collectively, each of the provinces and territories of Canada, other than Quebec, and such other jurisdictions as the Corporation and the Underwriter may agree;

“Directed Selling Efforts” means “directed selling efforts” as defined in Rule 902(c) of Regulation S under the U.S. Securities Act;

“Distribution Compliance Period” means the 40-day period that begins on the later of (i) the date the Offered Units are first offered to persons other than Distributors in reliance on Regulation S or (ii) the Closing Date; provided that, all offers and sales by a Distributor of an unsold allotment or subscription shall be deemed to be made during the Distribution Compliance Period;

“Distributor” means any underwriter, dealer, or other person who participates, pursuant to a contractual arrangement, in the distribution of the Offered Units offered or sold in reliance on Regulation S under the U.S. Securities Act;

“DPSP” means a deferred profit sharing plan as defined for purposes of the Tax Act;

“EMA” has the meaning ascribed thereto in Section 4(a)(xliv);

“Employee Plans” has the meaning ascribed to such term in Section 4(a)(lv);

“Engagement Letter” means the engagement letter between the Underwriter and the Corporation dated January 16, 2025;

“Environmental Laws” has the meaning ascribed thereto in Section 4(a)(liii);

“Expiry Time” means 5:00 p.m. (Toronto time) on January 23, 2028;

“FCPA” has the meaning ascribed to such term in Section 4(a)(lx);

“FDA” has the meaning ascribed to such term in Section 4(a)(xxxii);

“FHSA” means a first home savings account as defined for purposes of the Tax Act;

“Financial Statements” means (i) the unaudited consolidated condensed interim financial statements for the three and nine month period ended September 30, 2025, and (ii) the audited consolidated financial statements of the Corporation for the years ended December 31, 2024 and 2023, together with the notes thereto and the report of the Corporation’s auditors thereon;

“Governmental Authority” means any governmental authority and includes, without limitation, any national or federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“Gross Proceeds” means the gross proceeds from the Offering;

“Hazardous Materials” has the meaning ascribed thereto in Section 4(a)(liii);

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Indemnitor” has the meaning ascribed to such terms in Section 12;

“Intellectual Property” has the meaning ascribed thereto in Section 4(a)(xl);

“Investor Questionnaire” means the investor questionnaire in the form agreed to by the Underwriter and the Corporation prior to the date hereof pursuant to which Purchasers shall subscribe for Offered Units;

“IT Systems and Data” has the meaning ascribed to such term in Section 4(a)(lxiii);

“Licenses” has the meaning ascribed thereto in Section 4(a)(lvii);

“Listed Issuer Financing Exemption” has the meaning ascribed to such term on the face page of this Agreement;

“Material Adverse Effect” means the effect resulting from any change (including a decision to implement such a change made by the board of directors or by senior management who believe that confirmation of the decision of the board of directors is probable), event, fact, violation, inaccuracy, circumstance, or state of affairs, individually or in the aggregate, that is or would reasonably be expected to be, materially adverse to the business, assets (including intangible assets), liabilities, capitalization, ownership, prospects, or condition (financial or otherwise) of the Corporation;

“Material Agreement” means any Debt Instrument, contract, commitment, joint venture, subscription or investment agreement, lease or other documents or agreement (written or oral), to which the Corporation is a party or otherwise bound and which is material to the Corporation, including this Agreement;

“misrepresentation”, “material fact”, “material change”, “affiliate”, “associate”, and “distribution” have the respective meanings ascribed thereto in the Securities Act (Ontario) in effect on the date hereof;

“Money Laundering Laws” means, for the relevant Person, any applicable anti-money laundering laws, including the Bank Secrecy Act of 1970, as amended by the USA Patriot Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada) and, in each case, the rules and regulations promulgated thereunder, and the anti-money laundering laws of the various jurisdictions in which the Person operates, including any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority;

“NI 45-102” means National Instrument 45-102 – Resale of Securities;

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“OBCA” means the Business Corporations Act (Ontario);

“Offered Units” has the meaning ascribed to such term above;

“Offering” has the meaning ascribed to such term above;

“Offering Document” means the Form 45-106F19 Listed Issuer Financing Document dated January 16, 2026 prepared in connection with the Offering and filed on the Corporation’s website and on the Corporation’s profile on SEDAR+;

“Offshore Transaction” means an “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

“Person” includes any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

“Personnel” has the meaning ascribed to such terms in Section 12;

“Public Record” means all information contained in any press release, material change report (excluding any confidential material change report), financial statements, management’s discussion and analysis, annual information form, management information circular, business acquisition report, or other document which has been publicly filed by or on behalf of the Corporation pursuant to applicable Securities Laws with the securities regulators in each of the Designated Jurisdictions or otherwise by or on behalf of the Corporation since its date of incorporation;

“Purchasers” means the persons in the Designated Jurisdictions who, as purchasers or beneficial purchasers, acquire the Offered Units pursuant to the Offering;

“RDSP” means a registered disability savings plan as defined for purposes of the Tax Act;

“Registered Plan” means a RRSP, RRIF, RESP, RDSP, FHSA or TFSA;

“Regulation S” means Regulation S under the U.S. Securities Act;

“RESP” means a registered education savings plan as defined for purposes of the Tax Act;

“RRIF” means a registered retirement income fund as defined for purposes of the Tax Act;

“RRSP” means a registered retirement savings plan as defined for purposes of the Tax Act;

“Sanctions” has the meaning ascribed to such term in Section 4(a)(lxi);

“Sanctioned Country” has the meaning ascribed to such term in Section 4(a)(lxi);

“Securities Laws” means, unless the context otherwise requires, all applicable securities laws in each of the Designated Jurisdictions, the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, multilateral and national instruments, orders, blanket rulings, notices and other regulatory instruments of the Securities Regulators;

“Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in the Designated Jurisdictions (including the TSX);

“Selling Firms” has the meaning ascribed to such term above;

“SR&ED” has the meaning ascribed to such term in Section 4(a)(xxxvii);

“subsidiary” has the meaning ascribed to such term in the Securities Act (Ontario);

“Substituted Purchasers” has the meaning ascribed to such term on the face page of this Agreement;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder;

“TFSA” means a tax-free savings account as defined for purposes of the Tax Act;

“TSX” means the Toronto Stock Exchange;

“Underwriter” has the meaning ascribed to such term above;

“Underwriter’s Commission” has the meaning ascribed to such term in Section 9;

“Underwriter’s Expenses” has the meaning ascribed to such term in Section 10;

“Unit Share” has the meaning ascribed to such term on the face page of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Person” means a “U.S. person” as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

“USPTO” has the meaning ascribed thereto in Section 4(a)(xl);

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Warrant” has the meaning ascribed to such term on the face page of this Agreement;

“Warrant Agent” means Odyssey Trust Company, in its capacity as warrant agent in respect of the Warrants at its principal office in Toronto, Ontario;

“Warrant Indenture” has the meaning ascribed to such term on the face page of this Agreement; and

“Warrant Shares” has the meaning ascribed to such term on the face page of this Agreement.

TERMS AND CONDITIONS

1.	(a)	Offering and Sale of the Offered Units. Upon and subject to the terms and conditions set forth herein, the Underwriter hereby agrees to purchase from the Corporation, and the Corporation hereby agrees to issue and sell to the Underwriter, all (but not less than all) of the Offered Units at the Closing Time at a price of $1.30 per Offered Unit, for aggregate gross proceeds of $14,850,001.40. The Underwriter will have the right to arrange for Substituted Purchasers to purchase the Offered Units and to the extent that Substituted Purchasers purchase Offered Units, the obligation of the Underwriter to do so will be reduced by the number of Offered Units purchased by the Substituted Purchasers from the Corporation.

(b)	Filings. The Corporation undertakes to file or cause to be filed all forms or undertakings required to be filed by the Corporation in connection with the issue and sale of the Offered Units such that the distribution of the Offered Units may lawfully occur without the necessity of filing a prospectus or a registration statement in Canada or elsewhere, and the Underwriter undertakes to use its best efforts to cause Purchasers to complete any forms required by Securities Laws or other applicable securities laws. All fees payable in connection with such filings under all applicable Securities Laws shall be at the expense of the Corporation.

(c)	No Offering Memorandum. Neither the Corporation nor the Underwriter shall: (i) provide to prospective Purchasers any document or other material or information that would constitute an offering memorandum within the meaning of Canadian Securities Law except for the Offering Document; or (ii) engage in any form of Directed Selling Efforts in connection with the offer and sale of the Offered Units.

(d)	U.S. Matters. Each of the Corporation and the Underwriter acknowledge and agree that the Offered Units, Unit Shares, Warrants and Warrant Shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may be offered and sold only in transactions not subject to the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. Each of the Corporation and the Underwriter agree that all offers and sales of Offered Units have been and will be made in an Offshore Transaction, in accordance with Rule 903 of Regulation S under the U.S. Securities Act.

2.	(a)	Material Changes. Until the Closing Time, the Corporation shall promptly:

(i)	notify the Underwriter in writing if the Corporation becomes aware of any material fact not previously disclosed, any material change or change in a material fact related to the Corporation (in any case, whether actual, anticipated, or to its knowledge, contemplated or threatened) or any event or development that would have a Material Adverse Effect or that would result in a material change or change in a material fact related to the disclosure in the Offering Document;

(ii)	notify the Underwriter in writing of the full particulars of any actual, anticipated, or, to the knowledge of the Corporation, contemplated, threatened or prospective material change or change in material fact referred to in Section 2(a)(i) above;

(iii)	if required to do so, issue or file promptly and, in any event, within all applicable time limitation periods with the applicable Securities Regulators in Canada, such press release or document as may be required under Canadian Securities Laws and shall comply with all other applicable filing and other requirements under Canadian Securities Laws; and

(iv)	in good faith discuss with the Underwriter within a reasonable amount of time any circumstance or event that is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact described in Sections 2(a)(i) or (ii) above.

3.	(a)	Covenants of the Corporation. The Corporation hereby covenants to the Underwriter and to the Purchasers and their successors and permitted assigns, and acknowledges that each of them is relying on such covenants in connection with the transactions contemplated by this Agreement, that the Corporation (including its successors and assigns if applicable) will:

(i)	allow the Underwriter and its representatives to conduct all due diligence regarding the Corporation which the Underwriter may reasonably require to be conducted prior to the Closing Date, including making its senior management and legal counsel available to answer any questions which the Underwriter or its counsel may have and to participate in one or more due diligence sessions to be held prior to Closing;

(ii)	use its commercially reasonable efforts to fulfil or cause to be fulfilled, at or prior to the Closing Time, each of the conditions required to be fulfilled by it as set out in Section 6;

(iii)	at the Closing Time, duly execute and deliver this Agreement and the Warrant Indenture and comply with and satisfy all terms, conditions and covenants herein and therein contained to be complied with or satisfied by it in all material respects;

(iv)	use its commercially reasonable efforts to obtain all consents, approvals, permits, authorizations or filings as may be required under Securities Laws or otherwise necessary for the execution and delivery of and the performance by the Corporation of its obligations hereunder (other than customary post-closing filings required to be submitted within the applicable time frame pursuant to Securities Laws and the rules of the TSX);

(v)	subject to applicable law, obtain the prior approval of the Underwriter as to the content and form of any press release relating to the Offering, such approval not to be unreasonably conditioned, withheld, or delayed; if required by Securities Laws, any press release announcing or otherwise referring to the Offering shall comply with the requirements of the U.S. Securities Act and Rule 135e under the U.S. Securities Act;

(vi)	following the Closing Date, use the net proceeds of the Offering substantially in the manner described in the Offering Document;

(vii)	ensure that the Unit Shares, on payment therefor, are duly and validly created, authorized and issued as fully-paid and non-assessable Common Shares;

(viii)	ensure that the Warrants, when paid for, are duly and validly created, authorized and issued, and have the attributes corresponding to the description thereof set forth in this Agreement and the Warrant Indenture;

(ix)	ensure that at all times prior to the Expiry Time, sufficient Warrant Shares are allotted and reserved for issuance upon the due and proper exercise of the Warrants. The Warrant Shares, upon issuance in accordance with the terms of the Warrant Indenture and when paid for, shall be duly and validly authorized and issued as fully paid and non-assessable Common Shares;

(x)	ensure that, upon issuance, the Unit Shares are listed and posted for trading on the TSX;

(xi)	for a period of 24 months from the Closing Date, use its commercially reasonable efforts to maintain (i) the listing of the Common Shares on the TSX or the Nasdaq Capital Market LLC (“NASDAQ”) and (ii) the Corporation’s status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of applicable Securities Laws, provided that each of the foregoing requirements (i) and (ii) is subject to the obligations of the directors to comply with their fiduciary duties to the Corporation and shall not prevent the Corporation from completing a merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction involving the purchase or sale of all of the outstanding Common Shares (including the Unit Shares) in compliance with all applicable corporate laws and Canadian Securities Laws;

(xii)	execute and deliver or file with the Securities Regulators as required all forms, notices and certificates relating to the Offering required to be filed pursuant to the Securities Laws in the time required by applicable Securities Laws, including all forms, notices, offering memoranda, certificates, and any such documents required to permit and enable the Offered Units to be lawfully distributed on an exempt basis in the Designated Jurisdictions; and

(xiii)	promptly notify the Underwriter of the receipt by the Corporation of any notice by any judicial or regulatory authority or any stock exchange, including the TSX, requesting any material information or any meeting or hearing relating to the Corporation or the Offering.

4.	(a)	Representations and Warranties of the Corporation. The Corporation represents and warrants to the Underwriter and to the Purchasers, and acknowledges that each of them is relying upon such representations and warranties in connection with the transactions contemplated by this Agreement, that:

(i)	the Corporation is a corporation duly formed and validly existing under the OBCA, has all requisite corporate power and corporate authority and is duly qualified, and is not in violation of its constating documents or in material breach or default in the performance of or observance of any obligation, agreement, covenant or condition contained in any Material Agreement and the Corporation is not a party to or otherwise bound by any instrument or agreement which restricts or otherwise conflicts with the performance by the Corporation of its obligations under this Agreement. Neither the Corporation nor, to the knowledge of the Corporation, any other person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing the Corporation’s dissolution or winding up.

(ii)	the Corporation holds or has applied for all permits, licences, registrations, qualifications, consents and authorizations necessary or required to carry on its business or activities as currently conducted and to own or lease and to operate its properties, assets and related business and operations and to carry out its obligations under the Material Agreements to which it is a party, except where any such failure to be so qualified or to hold, own or lease such items would not reasonably be expected to have a Material Adverse Effect, and the Offering (including the proposed use of proceeds) will not have any adverse impact on any such permits, licences, registrations, qualifications, consents and authorizations nor require the Corporation to obtain any new permits, licences, registrations, qualifications, consents or authorizations.

(iii)	the Corporation does not own, directly or indirectly, any shares of stock or any other equity or long-term debt securities of any corporation or have any equity interest in any corporation, firm, partnership, joint venture, association or other entity, other than those identified in the Public Record. Each subsidiary of the Corporation has been duly incorporated, is validly existing and in good standing under the laws of the jurisdiction of its formation, has the corporate or other similar power and capacity to own its property and to conduct its business as described in the Public Record and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification. The Corporation is the direct or indirect registered and beneficial owner of all of the issued and outstanding shares and other voting securities of each of its subsidiaries, free and clear of all encumbrances, liens, mortgages, hypothecations, security interests, charges or adverse interests whatsoever. None of the Corporation’s subsidiaries nor, to the knowledge of the Corporation, any other person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing such subsidiaries’ dissolution or winding up. No subsidiary of the Corporation is prohibited or restricted, directly or indirectly, from paying dividends to the Corporation, or from making any other distribution with respect to such subsidiary’s equity securities or from repaying to the Company or any other subsidiary of the Corporation any amounts that may from time to time become due under any loans or advances to such subsidiary from the Corporation or from transferring any property or assets to the Company or to any other subsidiary;

(iv)	the Corporation has all requisite corporate power and capacity to enter into this Agreement and the Warrant Indenture and to perform the transactions contemplated herein and therein, including, without limitation, to issue the Offered Units;

(v)	the Corporation has conducted and is conducting its business in material compliance with all applicable laws and regulations of the Province of Ontario; the Corporation has not received a written notice of non-compliance nor does it know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws and regulations which would have a Material Adverse Effect;

(vi)	the Corporation is currently a “reporting issuer” in each of the provinces and territories of Canada and is in compliance, in all material respects, with all of its obligations under applicable Canadian Securities Laws, and is not included on a list of defaulting reporting issuers maintained by Securities Regulators in any of the Designated Jurisdictions in Canada; the Corporation has not, since January 1, 2025, been the subject of any investigation by any stock exchange (including the TSX and NASDAQ) or any Securities Regulator; the Corporation is current with all filings required to be made by it under Canadian Securities Laws and other laws and is not aware of any material deficiencies in the filing of any documents or reports with any Securities Regulators in Canada, and there is no material change relating to the Corporation which has occurred and with respect to which the requisite news release or material change report has not been filed with the Securities Regulators in Canada;

(vii)	all documents filed by the Corporation pursuant to Canadian Securities Laws and the rules and regulations of the TSX, including all continuous disclosure documents, as of their respective dates, were true and correct in all material respects and did not contain any misrepresentation at the time of their respective filings, there has not occurred any Material Adverse Effect which has not been publicly disclosed and the Corporation has not made any confidential material change report filings with the TSX or any Securities Regulator in Canada that are still maintained on a confidential basis;

(viii)	the Common Shares are listed and posted for trading on the TSX and NASDAQ and all necessary notices and filings have been made with and all necessary consents, approvals, and authorizations obtained from the TSX to ensure that the Unit Shares and Warrant Shares will be posted for trading on the TSX upon their issuance;

(ix)	the Unit Shares, the Warrants and the Warrant Shares will be qualified investments for the purposes of the Tax Act at the time of their acquisition under the Offering for trusts governed by a Registered Plan or a DPSP, provided that (A) in the case of the Unit Shares and Warrant Shares, the Unit Shares or the Warrant Shares, as applicable, are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX), or the Corporation is a “public corporation” other than a “mortgage investment corporation” (each as defined in the Tax Act), and (B) in the case of the Warrants, the Warrant Shares acquired on the due exercise of the Warrants in accordance with the terms and conditions of the Warrant Indenture are qualified investments as described in (A) above, and neither the Corporation, nor any person with whom the Corporation does not deal at arm’s length for the purposes of the Tax Act, is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, such Registered Plan or DPSP;

(x)	there are no material actions, suits, judgments, investigations, inquiries or proceedings of any kind whatsoever outstanding or, to the best of the Corporation’s knowledge, pending or threatened against or affecting the Corporation or any of its directors, officers or employees, at law or in equity before or by any third party commission, board, bureau or agency of any kind whatsoever and the Corporation is not subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, either separately or in the aggregate, may have a Material Adverse Effect or that would materially adversely affect the ability of the Corporation to perform its obligations under this Agreement;

(xi)	at the Closing Time, all consents, approvals, permits, authorizations or filings as may be required to be made or obtained by the Corporation under Canadian Securities Laws or the rules and regulations of the TSX necessary for the execution and delivery of this Agreement and the Warrant Indenture and the issuance and sale of the Offered Units, and the consummation of the transactions contemplated hereby, under the Warrant Indenture and under the Investor Questionnaires will have been made or obtained, as applicable (other than the filing of reports required under applicable Canadian Securities Laws within the prescribed time periods, which documents shall be filed as soon as practicable after the Closing Date and, in any event, within such deadline imposed by applicable Canadian Securities Laws);

(xii)	the Unit Shares will not be subject to a restricted period or to a statutory hold period under Canadian Securities Laws;

(xiii)	the execution and delivery of this Agreement and the Warrant Indenture, the performance by the Corporation of its obligations hereunder and thereunder, the issue and sale of the Offered Units hereunder and the consummation of the transactions contemplated in this Agreement, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both): (A) any statute, rule or regulation applicable to the Corporation including, without limitation, Canadian Securities Laws; (B) the constating documents, by-laws or resolutions of the Corporation which are in effect at the date hereof; (C) any mortgage, Debt Instrument, contract, agreement, instrument, lease or other document to which the Corporation is a party or by which it is bound, including a Material Agreement; or (D) any judgment, decree or order binding the Corporation or the property or assets of the Corporation;

(xiv)	at the Closing Time, this Agreement and the Warrant Indenture shall have been duly authorized and executed and delivered by the Corporation and upon such execution and delivery each shall constitute a valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally;

(xv)	at the Closing Time, all necessary corporate action will have been taken by the Corporation to authorize and allot for issuance the Unit Shares, the Warrants and the Warrant Shares as fully paid and non-assessable and validly created and issued, and shall have the attributes corresponding in all material respects to the description thereof set forth in the Offering Document, this Agreement and the Warrant Indenture;

(xvi)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Corporation, are pending, contemplated or threatened by any regulatory authority;

(xvii)	no acquisition has been made by the Corporation during its three most recently completed fiscal years that would be a significant acquisition for the purposes of Canadian Securities Laws or that would require the financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws, and no proposed acquisition by the Corporation has progressed to a state where a reasonable person would believe that the likelihood of the Corporation completing the acquisition is high and that: (i) if completed by the Corporation at the date hereof, would be a significant acquisition for the purposes of Canadian Securities Laws, or (ii) would require the financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws;

(xviii)	the authorized capital of the Corporation consists of an unlimited number of Common Shares without par value, of which, as at the date hereof, 100,257,009 Common Shares are issued and outstanding as fully paid and non-assessable shares in the capital of the Corporation. The outstanding shares in the capital of the Corporation have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding shares in the capital of the Corporation were issued in violation of the pre- emptive or other similar rights of any securityholder of the Corporation or other person. Other than as set forth in the Public Record, no person, firm, corporation or entity has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Corporation or any of its subsidiaries of any of the shares or other securities of the Corporation or any such subsidiary, or to require the Corporation or any of its subsidiaries to purchase, redeem or otherwise acquire any of the outstanding securities in the share capital of the Corporation or any of its subsidiaries. To the knowledge of the Corporation, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Corporation or any of its subsidiaries. The form and terms of the certificate representing the Common Shares have been approved and adopted by the board of directors of the Corporation and the form and terms of the certificate representing the Common Shares do not and will not conflict with any applicable laws or the rules and by-laws of the TSX;

(xix)	Odyssey Trust Company, at its principal office in the City of Toronto, Ontario, has been duly appointed as the transfer agent of the Corporation;

(xx)	during the 12 months prior to the date of this Agreement, the Corporation has raised $0 using the Listed Issuer Financing Exemption and is not otherwise raising funds under the Listed Issuer Financing Exemption other than in the Offering;

(xxi)	all information and statements contained in the Offering Document are true and correct, in all material respects. The Offering Document, together with any document filed under applicable Securities Laws on or after January 16, 2025, contains disclosure of all material facts about the securities being distributed in the Offering and does not contain a misrepresentation. The Offering Document complies with the requirements of applicable Securities Laws;

(xxii)	the Corporation is and has been a reporting issuer in at least one jurisdiction of Canada for the 12 months immediately before the date that the Corporation filed the news release announcing the Offering;

(xxiii)	the Corporation has a class of securities listed for trading on an exchange recognized by a securities regulatory authority in a jurisdiction of Canada;

(xxiv)	the Corporation’s operations have not ceased or its principal asset is not cash or cash equivalents, or its exchange listing;

(xxv)	the Corporation has filed all periodic and timely continuous disclosure documents that it is required to have filed by each of the following:

(A)	applicable securities legislation;

(B)	an order issued by the regulator or securities regulatory authority; and

(C)	an undertaking to the regulator or securities regulatory authority;

(xxvi)	the Corporation does not plan to use the proceeds from the Offering towards:

(A)	an acquisition that is a significant acquisition under Part 8 of NI 51-102;

(B)	a restructuring transaction as such term is defined in NI 51-102; and

(C)	any other transaction that requires approval of any security holder under the corporate law of the jurisdiction in which the Corporation is incorporated or continued, any requirement of the exchange on which the Corporation’s listed equity securities are listed for trading, or the Corporation’s constating documents;

(xxvii)	the total dollar amount of the Offering, combined with the dollar amount of all other distributions made by the Corporation under section 5A.2 of NI 45-106 during the 12 months immediately before the date of the issuance of the news release announcing the Offering, will not exceed the greater of the following: (i) $50,000,000; or (ii) 20% of the aggregate market value of the Corporation’s listed securities on the date the Corporation issued the news release announcing the Offering, to a maximum total dollar amount of $50,000,000;

(xxviii)	the Offering, combined with all other distributions made by the Corporation under section 5A.2 of National Instrument 45-106 – Prospectus Exemptions during the 12 months immediately before the date of the issuance of the news release announcing the Offering, will not result in an increase of more than 100% of the number, or, in the case of debt, of the principal amount, of the Corporation’s issued and outstanding securities, as of the date that is 12 months before the date of the issuance of such news release;

(xxix)	the Corporation reasonably expects that, on completion of the Offering, the Corporation will have sufficient available funds to meet its business objectives and all liquidity requirements for a period of 12 months;

(xxx)	copies of the minute books and records of the Corporation and its subsidiaries made available to counsel for the Underwriter in connection with the due diligence investigation of the Corporation and its subsidiaries for the period from the date requested by the Underwriter to the date hereof are all of the minute books of the Corporation and its subsidiaries and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation and its subsidiaries to the date hereof to the extent that minutes exist and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation or its subsidiaries to the date hereof not reflected in such minute books. The Corporation has not withheld from the Underwriter any material facts relating to the Corporation, any of its subsidiaries or the offering of the Offered Units;

(xxxi)	the Corporation and its subsidiaries have good and marketable title to all real property owned by them and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (A) are described in Public Record or (B) do not, singly or in the aggregate, materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Corporation or its subsidiaries; and all of the leases and subleases material to the business of the Corporation and its subsidiaries, considered as one enterprise, and under which the Corporation or its subsidiaries holds properties described in the Public Record, are in full force and effect, and neither the Corporation nor any such subsidiary has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Corporation or any subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Corporation or such subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease;

(xxxii)	there is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Authority (including, without limitation, any action, suit proceeding, inquiry or investigation before or brought by Health Canada or the U.S. Food and Drug Administration (the “FDA”)) now pending or, to the knowledge of the Corporation, threatened, against or affecting the Corporation or its subsidiaries, which would reasonably be expected to result in a Material Adverse Effect; and the aggregate of all pending legal or governmental proceedings to which the Corporation or any such subsidiaries is a party or of which any of their respective properties or assets is the subject which are not described in the Public Record, including ordinary routine litigation incidental to the business, would not reasonably be expected to result in a Material Adverse Effect;

(xxxiii)	the Financial Statements, together with the related schedules and notes, present fairly, in all material respects, the financial position of the Corporation and its consolidated subsidiaries at the dates indicated and the statement of operations, shareholders’ equity and cash flows of the Corporation and its consolidated subsidiaries for the periods specified; the Financial Statements have been prepared in conformity with IFRS applied on a consistent basis throughout the periods involved. There has been no change in accounting policies or practices of the Corporation since January 1, 2025, except as disclosed in the Financial Statements;

(xxxiv)	except as set out in the Financial Statements or as incurred in the ordinary course of business since September 30, 2025 and as would not individually or in the aggregate have a Material Adverse Effect, the Corporation does not have any outstanding indebtedness or any liabilities or obligations, including any unfunded obligation under any Employee Plan, whether accrued, absolute, contingent or otherwise as of the date of the applicable Financial Statements;

(xxxv)	the accountants who certified the Financial Statements are (i) independent public accountants as required by the Securities Act and the Public Company Accounting Oversight Board, and (ii) independent with respect to the Corporation as required by applicable Canadian professional standards; and in the period of three years prior to the date hereof, there has not been any reportable event (within the meaning of NI 51-102) between the Corporation and such accountants;

(xxxvi)	the Corporation has a validly appointed audit committee whose composition and responsibilities satisfy the requirements of National Instrument 52-110 Audit Committees;

(xxxvii)	all federal, provincial and foreign income tax returns of the Corporation and its subsidiaries required by law to be filed have been filed (in Canada, the United States and otherwise) and all taxes shown by such returns or otherwise assessed, which are due and payable, have been paid (except for any failure to so pay that would be immaterial), except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided. All tax returns, declarations, remittances and filings required to be filed by the Corporation and its subsidiaries have been filed with all appropriate Governmental Authorities, all such returns, declarations, remittances and filings are complete and accurate in all material respects and no material fact or facts have been omitted therefrom which would make any of them misleading and no assessment in connection therewith has been made against the Corporation or any of its subsidiaries. To the knowledge of the Corporation, there are no issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by the Corporation or any of its subsidiaries. There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of taxes with respect to the Corporation or any of its subsidiaries. The Corporation and its subsidiaries have each established on their books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets and properties of the Corporation or any of its subsidiaries (other than liens for taxes that are not yet due and payable or that are being contested in good faith), and, to the knowledge of the Corporation, there are no audits pending of the tax returns of the Corporation or any of its subsidiaries (whether federal, state, provincial, local or foreign) and there are no claims which have been asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any material deficiency. All scientific research and experimental development (“SR&ED”) tax incentives applied for by the Corporation or any of its subsidiaries are bona fide and the Corporation has no knowledge that Canada Revenue Agency will disallow, reassess or reduce any SR&ED incentives applied for by or previously granted to the Corporation or any of its subsidiaries;

(xxxviii)	the Corporation and its subsidiaries maintain effective internal control over financial reporting and have established and maintain “disclosure controls and procedures” and “internal control over financial reporting” within the meaning of such terms under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and are in compliance with the certification requirements thereof with respect to the Corporation’s annual and interim filings with the Securities Regulators. the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since the end of the Corporation’s most recent audited fiscal year, there has been (1) no material weakness in the Corporation’s internal control over financial reporting (whether or not remediated) and (2) no change in the Corporation’s internal control over financial reporting that has materially adversely affected, or is reasonably likely to materially adversely affect, the Corporation’s internal control over financial reporting;

(xxxix)	since September 30, 2025, other than as disclosed in the Public Record, (A) there has not been any Material Adverse Effect and there has been no event or occurrence that could reasonably be expected to result in a Material Adverse Effect, (B) there have been no transactions entered into by the Corporation or its subsidiaries, other than those in the ordinary course of business, which are material with respect to the Corporation and its subsidiaries considered as one enterprise, (C) there has been no dividend or distribution of any kind declared, paid or made by the Corporation on any class of its securities, and (D) neither the Corporation nor any of its subsidiaries has incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business and which is not, and which in the aggregate are not, material;

(xl)	the Corporation and its subsidiaries own or have valid, binding and enforceable licenses or other rights under the patents, patent applications, licenses, inventions, copyrights, know how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property described in the Public Record, or any other such intellectual property which, to the knowledge of the Corporation, is necessary for, or used in the conduct, or the proposed conduct, of the business of the Corporation and its subsidiaries in the manner described in the Public Record (collectively, the “Intellectual Property”); the patents, trademarks, and copyrights, if any, included within the Intellectual Property are valid, enforceable, and subsisting; other than as disclosed in the Public Record, (A) the Corporation is not obligated to pay a material royalty, grant a license to, or provide other material consideration to any third party in connection with the Intellectual Property, (B) the Corporation has not received any notice of any claim of infringement, misappropriation or conflict with any asserted rights of others with respect to any of the Corporation’s Intellectual Property, (C) to the knowledge of the Corporation, neither the sale nor use of any of the discoveries, inventions, devices or processes of the Corporation referred to in the Public Record do or will, infringe, misappropriate or violate any right or valid patent claim of any third party, and (D) to the knowledge of the Corporation, no third party has any ownership right in or to any Intellectual Property that is owned by the Corporation, other than any co- owner of any patent constituting Intellectual Property who is listed on the records of the U.S. Patent and Trademark Office (the “USPTO”) or the Canadian Intellectual Property Office (“CIPO”) and any co-owner of any patent application constituting Intellectual Property who is named in such patent application, and, to the knowledge of the Corporation, no third party has any ownership right in or to any Intellectual Property in any field of use that is exclusively licensed to the Corporation, other than any licensor to the Corporation of such Intellectual Property;

(xli)	to the extent that (A) any of the Intellectual Property that is owned by the Corporation or any of its subsidiaries is licensed or (B) any of the Intellectual Property that is owned by the Corporation or any of its subsidiaries, and that is treated by the Corporation or any of its subsidiaries as confidential, is disclosed, in either case, to any other person by the Corporation or any of its subsidiaries, the Corporation or any of its subsidiaries, as applicable, has entered into a valid and subsisting written agreement with any such person which contains terms and conditions prohibiting the unauthorized use, disclosure or transfer of such Intellectual Property by such person. Other than such agreements that have expired in accordance with their respective terms, all such agreements are in full force and effect and, to the knowledge of the Corporation, none of the Corporation, any of its subsidiaries or, any other party, is in material default or material breach of its obligations thereunder;

(xlii)	all patents and patent applications owned by or licensed to the Corporation or under which the Corporation has rights and which are necessary and material in the conduct, or proposed conduct, of the business of the Corporation and its subsidiaries in the manner described in the Public Record have, to the knowledge of the Corporation, been duly and properly filed and maintained; to the knowledge of the Corporation, the parties prosecuting such applications have complied with their duty of candor and disclosure to the USPTO and/or the CIPO (as applicable) in connection with such applications; and the Corporation is not aware of any facts which were required to be disclosed to the USPTO and/or the CIPO (as applicable) that were not disclosed to the USPTO and/or the CIPO (as applicable) and which would preclude the grant of a patent in connection with any such application or would reasonably be expected to form the basis of a finding of invalidity with respect to any patents that have issued with respect to such applications;

(xliii)	to the knowledge of the Corporation, the completed studies, tests, preclinical studies and clinical trials conducted by or on behalf of the Corporation that are described in the Public Record were conducted, in all material respects, in accordance with experimental protocols, procedures and controls pursuant to, where applicable, accepted professional and scientific standards for products or product candidates comparable to those being developed by the Corporation; or that the drug substances used in the clinical trials have not been manufactured, in all material respects, under “current good manufacturing practices”, when required, in the United States, Canada and other jurisdictions in which such clinical trials have been and are being conducted;

(xliv)	the Corporation is not in violation in any material respect, of any material law, order, rule, regulation, writ, injunction or decree of any court or governmental agency or body, applicable to the investigation of new drugs, cell or tissue products, or medical devices in humans and animals, including, but not limited to, those promulgated by the FDA, Health Canada or the European Medicines Agency (the “EMA”) or any other Governmental Authority;

(xlv)	there are no pending or, to the knowledge of the Corporation, threatened (whether written, oral or otherwise), civil, criminal or administrative actions, suits, demands, claims, hearings, investigations, proceedings, complaints, material adverse inspections, material findings of deficiency, warning letters, requests for information or other compliance or enforcement actions by the FDA, Health Canada, the EMA or any other Governmental Authority related to any of the Corporation’s products, or the services or facilities of the Corporation and there is no act, omission, event, or circumstance that would reasonably be expected to give rise to any such action, suit, demand, claim, hearing, investigation, proceeding, complaint, material adverse inspection, material finding of deficiency, warning letter, requests for information, other compliance or enforcement action or any such liability;

(xlvi)	to the knowledge of the Corporation, the research, pre-clinical and clinical validation studies and other studies and tests conducted or being planned by or on behalf of or sponsored by the Corporation or in which the Corporation participated or plans to participate were and, if still pending, are being conducted or planned in all material respects in accordance with good clinical practice and medical standard-of-care procedures including in accordance with the protocols submitted to the FDA, Health Canada, the EMA or any other Governmental Authority and the Corporation does not have knowledge of any other trials, studies or tests, the results of which reasonably call into question, in any material respect, the results of such studies and tests. The Corporation has not received any notices or other correspondence from such Governmental Authorities or any other person requiring the termination, suspension or material modification of any such research, pre-clinical and clinical validation studies or other studies and tests. The Corporation has not received any information from the FDA, Health Canada, the EMA or any other Governmental Authority that would reasonably be expected to lead to the denial of any clinical trial application or application for marketing approval before the FDA, Health Canada, the EMA or any other Governmental Authority. The Corporation has not failed to submit to the FDA, Health Canada, the EMA or any other Governmental Authority any necessary clinical trial application or investigational new drug application for a clinical trial it is conducting or sponsoring. All such submissions and any new drug submission or new drug application submission, if submitted, were in material compliance with applicable laws when submitted and no material deficiencies have been asserted by the FDA, Health Canada, the EMA or any other Governmental Authority with respect to any such submissions, except any deficiencies which could not, individually or in the aggregate, have a Material Adverse Effect.

(xlvii)	all product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by the Corporation and its subsidiaries in connection with their business is being conducted, in all material respects, in accordance with best industry practices and in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to the Corporation’s current and proposed business, and all such processes, procedures and practices, required in connection with such activities are in place as necessary and are being complied with, in all material respects.

(xlviii)	all product candidates developed, tested, investigated, fabricated, manufactured, packaged, labelled, stored, transported, handled, imported, exported or distributed by or on behalf of the Corporation, and all of the services performed by the Corporation in relation to the product candidates that are subject to the jurisdiction of Health Canada, the Canadian provincial Ministries of Health, the FDA, the EMA or any comparable Governmental Authority are in material compliance with all applicable legal requirements, including those regarding (if and as applicable) non-clinical testing, clinical research, good manufacturing practices, good laboratory practices, labeling, packaging, record-keeping, adverse event reporting and reporting of corrections and removals;

(xlix)	the descriptions in the Public Record of the research results are consistent in all material respects with such results and no other studies or other clinical trials whose results are known to the Corporation are materially inconsistent with or otherwise materially call into question the results described or referred to in the Public Record;

(l)	the Corporation has not received any notice or communication from any customer or Health Canada alleging a defect or claim in respect of any products supplied or sold by the Corporation to a customer and, to the knowledge of the Corporation, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications that are required to be made by the Corporation in respect of any products supplied or sold by the Corporation;

(li)	to the knowledge of the Corporation, neither the Corporation nor any of its subsidiaries has unlawfully disclosed the personal health information of any person, nor committed any other breach of applicable laws concerning the privacy and/or security of personal health information; nor, to the knowledge of the Corporation, is there any investigation of the Corporation or any of its subsidiaries by any Governmental Authority for a violation of applicable laws concerning the privacy and/or security of personal health information. Neither the Corporation nor any of its subsidiary has notified, either voluntarily or as required by applicable laws, any affected individual, any Governmental Authority or the media of any breach of personal health information. To the knowledge of the Corporation, neither the Corporation nor any of its subsidiaries has suffered any unauthorized acquisition, access, use or disclosure of any personal information that, individually or in the aggregate, materially compromises the security or privacy of such personal information.

(lii)	no material supplier or customer of the Corporation has cancelled, materially modified, threatened to materially modify or, to the knowledge of the Corporation, intends to materially modify its relationship with or supplies to the Corporation, except any such cancellation, modification, or threatened modification which could not, individually or in the aggregate, have a Material Adverse Effect;

(liii)	except as such would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Corporation nor its subsidiaries is in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold that are applicable to their businesses (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Corporation and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or, to the knowledge of the Corporation threatened, administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Corporation or its subsidiaries and (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Authority, against or affecting the Corporation or its subsidiaries relating to Hazardous Materials or any Environmental Laws;

(liv)	the Corporation and its subsidiaries carry or are entitled to the benefits of insurance, with reputable insurers, in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the same or similar business, and all such insurance is in full force and effect. Neither the Corporation nor any of its subsidiaries is in default in any respect with respect to the payment of any premium or compliance with any of the provisions contained in any such insurance policy and has not failed to give any notice or present any claim within the appropriate time therefor. There are no circumstances under which the Corporation or any of its subsidiaries would be required to or, in order to maintain its coverage, to give any notice to the insurers under any such insurance policy which has not been given. Neither the Corporation nor any of its subsidiaries has received notice from any of the insurers regarding cancellation of such insurance policy or has been denied any insurance coverage which it has sought or for which it has applied;

(lv)	except as otherwise as disclosed in the Public Record, neither the Corporation nor its subsidiaries have agreements, plans or practices relating to the payment of any management, consulting, service or other fees or any bonuses, pensions, share of profits or retirement allowance, insurance, health or other employee benefits or any plan for retirement, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation or any of its subsidiaries for the benefit of any current or former director, officer, employee or consultant of the Corporation or any of its subsidiaries (“Employee Plans”). The Corporation has made available to the Underwriter true and complete copies of documents, contracts and arrangements relating to the Employee Plans. The Employee Plans have been established, operated in the ordinary course and administered in all material respects in accordance with their terms and applicable laws;

(lvi)	no labor dispute with the employees of the Corporation or its subsidiaries exists or, to the knowledge of the Corporation, is imminent, which would result in a Material Adverse Effect. Neither the Corporation nor any of its subsidiaries is a party to or bound by any collective agreement and is not currently conducting negotiations with any labor union or employee association. The Corporation and each of its subsidiaries are in compliance in all material respects with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages and have not and are not engaged in any unfair labor practice;

(lvii)	the Corporation has provided the Underwriter with copies of all material documents and correspondence relating to the current licenses (the “Licenses”) issued by Health Canada pursuant to the Cannabis Act (Canada) and the regulations promulgated thereunder to Dalton Chemical Laboratories, Inc., operating as Dalton Pharma Services (“Dalton”). To the knowledge of the Corporation, Dalton is in compliance, in all material respects, with the terms and conditions of all such Licenses and Dalton has advised the Corporation that it does not anticipate any variations or difficulties in renewing such Licenses or any other required license or permit. The offering of the Offered Units (including the proposed use of proceeds of the offering) will not have any material adverse impact on the Licenses or, to the knowledge of the Corporation, require Dalton to obtain any new License under the Cannabis Act;

(lviii)	the Corporation is not required to obtain any permits or licenses (other than the Licenses issued to Dalton) pursuant to the Cannabis Act (Canada) or any other permits from HC or any similar federal, provincial or municipal regulatory body or self-regulatory body in connection with the current and proposed conduct of its business.

(lix)	the Corporation has not committed an act of bankruptcy or sought protection from its creditors from any court or pursuant to any legislation, proposed a compromise or arrangement to its creditors generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound up, as the case may be, taken any proceeding to have a receiver appointed for any part of its assets, had any encumbrance or receiver take possession of any of its property, had an execution or distress become enforceable or levied upon any portion of its property or had any petition for a receiving order in bankruptcy or application for a bankruptcy order filed against it, and at the Closing Time, the Corporation will not be an insolvent person (as that term is defined in the Bankruptcy and Insolvency Act (Canada) or equivalent legislation in other jurisdictions);

(lx)	none of the Corporation, any of its subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or other person acting on behalf of the Corporation or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of Canada’s Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), or any other applicable anti-bribery or anti-corruption laws (the “Anti-Corruption Laws”) including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the Anti- Corruption Laws and the Corporation and, to the knowledge of the Corporation, its affiliates have conducted their businesses in compliance, in all material respects, with the Anti-Corruption Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith;

(lxi)	none of the Corporation, any of its subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or representative of the Corporation or any of its subsidiaries is an individual or entity, or is more than 50 percent owned in the aggregate by or acting on behalf of one or more persons that are, currently the subject of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, His Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Corporation located, organized or resident in a country or territory that is the subject of Sanctions, including, without limitation, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Crimea and the non- government controlled areas of the Zaporizhzhia and Kherson Regions of Ukraine, Cuba, Iran, North Korea and Syria (each, a “Sanctioned Country”); and the Corporation will not directly or indirectly use the proceeds of the offering of the Offered Units hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. The Corporation and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country;

(lxii)	the operations of the Corporation and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Money Laundering Laws; and no action, suit or proceeding by or before any Governmental Authority involving the Corporation or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Corporation, threatened;

(lxiii)	there has been no security breach or other compromise of or relating to any information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology of the Corporation or its subsidiaries (collectively, “IT Systems and Data”) and the Corporation and its subsidiaries have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data. The Corporation and its subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, individually or in the aggregate, have a Material Adverse Effect. The Corporation and its subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices;

(lxiv)	there are no business relationships or related-party transactions involving the Corporation, any subsidiary or any other person required by applicable securities laws to be described in the Public Record that have not been described as required. To the Corporation’s knowledge, none of the directors, officers or employees of the Corporation, any of its subsidiaries or any associate or affiliate of any of the foregoing has any interest, direct or indirect, in any transaction with the Corporation or any of its subsidiaries that materially affects, is material to or would reasonably be expected to materially affect the Corporation or any of its subsidiaries. Except for wages, salaries and other compensation-related payments in the ordinary course, and other than as disclosed in the Public Record, neither the Corporation nor any of its subsidiaries is indebted to: (i) any director, officer or shareholder of the Corporation; (ii) any individual related to any of the foregoing by blood, marriage or adoption; or (iii) any corporation controlled, directly or indirectly, by any one or more of those persons referred to in this Section 4(a)(lxiv). None of those persons referred to in this Section 4(a)(lxiv) is indebted to the Corporation or any of its subsidiaries. Neither the Corporation nor any of its subsidiaries is currently a party to any material contract, agreement or understanding with any officer, director, employee, shareholder or any other person not dealing at arm’s length with the Corporation or its subsidiaries other than employment agreements.

(lxv)	except to the extent disclosed in the Public Record or for discussions or negotiations in the ordinary course of business, the Corporation is not currently party to any agreement in respect of: (i) the purchase of any material assets and properties or any interest therein or the sale, transfer or other disposition of any material assets and properties or any interest therein currently owned, directly or indirectly, by the Corporation whether by asset sale, transfer of shares or otherwise; or (ii) the change of control of the Corporation (whether by sale or transfer of shares or sale of all or substantially all of the assets and properties of the Corporation or otherwise).

(lxvi)	other than the Material Agreements disclosed in the Public Record, the Corporation is not a party to any other material contract, Debt Instrument, trust deed, mortgage, lease, licence or other agreement or instrument;

(lxvii)	other than the Underwriter or any Selling Firm, there is no Person acting or purporting to act at the request or on behalf of the Corporation that is entitled to any brokerage or finder’s fee or other compensation in connection with the transactions contemplated by this Agreement; and

(lxviii)	none of the Corporation, its affiliates, or any person acting on any of their behalf (other that the Underwriter, its affiliates and any person acting on any of their behalf, as to whom the Corporation make no representation or warranty), has made or will make (i) any offer to sell or any solicitation of an offer to buy, any Offered Units to, or for the account or benefit of, any person in the United States or any U.S. Person, or (ii) any sale of Offered Units to any Purchaser unless, at the time the buy order was or will have been originated, the Purchaser was outside the United States and not a U.S. Person, or the Corporation, its affiliates, or any person acting on any of their behalf reasonably believed that such Purchaser was outside the United States and not a U.S. Person.

It is further agreed by the Corporation that all representations, warranties and covenants contained in this Agreement made by the Corporation to the Underwriter shall also be deemed to be made for the benefit of Purchasers as if the Purchasers were also parties to this Agreement (it being agreed that the Underwriter is acting for and on behalf of the Purchasers for this purpose).

(b)	Representations, Warranties and Covenants of the Underwriter. The Underwriter hereby represents, warrants and covenants to the Corporation, and acknowledges that the Corporation is relying upon such representations and warranties in connection with the completion of the Offering, that:

(i)	it has and will conduct its activities in connection with the offer and sale of the Offered Units under the Offering in compliance with Canadian Securities Laws and the provisions of this Agreement;

(ii)	it is duly registered or licensed pursuant to the requirements of Canadian Securities Laws in those jurisdictions in which it is required to be so registered or licensed in order to perform the services contemplated by this Agreement, or if or where not so registered or licensed, it will act only through selling group members who are so registered or licensed;

(iii)	it is duly incorporated and is in good standing in its jurisdiction of incorporation, has all requisite corporate power and authority to enter into and carry out its obligations under this Agreement;

(iv)	it has not solicited offers to purchase or sell the Offered Units pursuant to the Offering so as to require the filing of a prospectus or registration statement with respect thereto;

(v)	it has not delivered to any prospective Purchaser any document or material which constitutes an offering memorandum under applicable Canadian Securities Laws, other than the Offering Document;

(vi)	the Underwriter and its representatives have not engaged in or authorized, and will not engage in or authorize any Directed Selling Efforts with respect to the offer and sale of the Offered Units;

(vii)	the Underwriter has not offered or sold, and will not offer or sell, at any time any Offered Units except in Offshore Transactions in compliance with Rule 903 of Regulation S. None of the Underwriter, its affiliates, or any person acting on any of their behalf, has made or will make (i) any offer to sell or any solicitation of an offer to buy, any Offered Units to, or for the account or benefit of, any person in the United States or any U.S. Person, (ii) any sale of Offered Units to any Purchaser unless, at the time the buy order was or will have been originated, the Purchaser was outside the United States and not a U.S. Person, or the Underwriter, its affiliates, or any person acting on any of their behalf reasonably believed that such Purchaser was outside the United States and not a U.S. Person;

(viii)	the Underwriter agrees that, at or prior to confirmation of the sale of the Offered Units, it will have sent to each Distributor, “dealer” (as defined in Section 2(a)(12) of the U.S. Securities Act), or other person receiving a selling concession, fee or other remuneration that purchases Offered Units from it during the Distribution Compliance Period a confirmation or notice to substantially the following effect:

“The securities covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold to, or for the account or benefit of, persons in the United States or U.S. Persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and closing date, except in either case in accordance with Regulation S under the U.S. Securities Act. Terms used herein have the meanings given to them in Regulation S under the U.S. Securities Act.”

(ix)	the Underwriter agrees that, prior to the expiration of the Distribution Compliance Period, all subsequent offers and sales of the Offered Units by the Underwriter or its affiliates shall be made only in accordance with the provisions of Rule 903 or 904 of Regulation S; pursuant to registration of the Offered Units under the U.S. Securities Act; or pursuant to an available exemption from the registration requirements of the U.S. Securities Act;

(x)	the Underwriter agrees to obtain substantially identical undertakings from each selling group member and to comply with the offering restriction requirements of Regulation S.

5.            Closing Deliveries. The purchase and sale of the Offered Units shall be completed at the Closing Time electronically or as otherwise determined by the Underwriter and the Corporation. At the Closing Time, the Corporation shall, subject to the provisions of Section 6, issue the Offered Units by way of electronic deposit in accordance with the “non-certificated inventory” rules and procedures of CDS, and shall direct CDS to credit the Offered Units to the accounts of participants of CDS as designated by the Underwriter, against delivery to the Corporation of the Gross Proceeds (less the amounts payable to the Underwriter provided in Section 9 and Section 10, all of which the Underwriter will deduct from the Gross Proceeds to be delivered to the Corporation), in lawful money of Canada by electronic money transfer; provided that, if agreed by the Underwriter or as required pursuant to applicable law, the Corporation shall deliver physical certificates or DRS advices to such Purchasers as the Underwriter may direct. The Underwriter and the Corporation may discharge their payment obligations under this section by delivery of certified cheques or bank drafts from the Underwriter to the Corporation, or by electronic money transfer.

6.            Closing Conditions. The Underwriter’s obligation to purchase the Offered Units shall be conditional upon the fulfilment at or before the Closing Time of the following conditions:

(a)	the Underwriter shall have received a certificate, dated as of the Closing Date signed by an appropriate officer or director of the Corporation certifying for and on behalf of the Corporation (without personal liability), to the best of their knowledge, information and belief, after due inquiry, that:

(i)	no order, ruling or determination having the effect of suspending sale or ceasing the trading in any securities of the Corporation or prohibiting the issue and sale of the Offered Units or any of the Corporation’s issued securities has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of each such officer, contemplated or threatened by any Governmental Authority;

(ii)	since the date of this Agreement, (A) there has been no material adverse change (financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or prospects of the Corporation; and (B) no transaction has been entered into by the Corporation which is or would be material to the Corporation, other than in the ordinary course of business;

(iii)	as to the number of Common Shares issued and outstanding as at a date not more than one Business Day prior to the Closing Date;

(iv)	the Corporation has complied in all material respects (except where already qualified by a materiality qualification, in which case the Corporation has complied in all respects) with all the covenants and satisfied in all material respects (except where already qualified by a materiality qualification, in which case the Corporation has satisfied in all respects) all covenants and the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time; and

(v)	the representations and warranties of the Corporation contained in this Agreement and any certificate of the Corporation delivered hereunder are true and correct in all material respects (or, in the case of any representation or warranty containing a materiality qualification, in all respects) as at the Closing Time, with the same force and effect as if made on and as at the Closing Time;

(b)	the Underwriter shall have received a certificate dated the Closing Date, signed by an appropriate officer or director of the Corporation (without personal liability) addressed to the Underwriter, with respect to the articles, by-laws and other constating documents of the Corporation, all resolutions of the Corporation’s board of directors (or a committee validly established by the board of directors of the Corporation) relating to the Offering, this Agreement and the Warrant Indenture, and otherwise pertaining to the purchase and sale of the Offered Units and the transactions contemplated hereby and thereby, and the incumbency and specimen signatures of the signing officers;

(c)	the Underwriter shall have received a certificate of status dated one Business Day prior to the Closing Date from the Corporation with respect to the Province of Ontario, being the jurisdiction in which the Corporation is in existence;

(d)	the Underwriter shall have received satisfactory evidence that all requisite approvals have been obtained by the Corporation in order to complete the Offering;

(e)	the Underwriter shall have received legal opinions addressed to the Underwriter and the Purchasers, in form and substance satisfactory to the Underwriter, acting reasonably, dated as of the Closing Date, from Borden Ladner Gervais LLP, Canadian counsel to the Corporation, which counsel in turn may rely, as to matters of fact, on certificates of public officials and officers of the Corporation, as appropriate, with respect to the following matters:

(i)	as to the incorporation and valid existence of the Corporation;

(ii)	as to the authorized capital of the Corporation;

(iii)	the Corporation is a reporting issuer under Canadian Securities Laws the Province of Ontario and is not on the list of defaulting issuers maintained under such legislation;

(iv)	the corporate power, capacity and authority of the Corporation to carry on business and to own, lease and operate properties and assets, and to carry out its obligations under this Agreement and to issue the Offered Units;

(v)	all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement and the Warrant Indenture and the performance by the Corporation of each of its obligations hereunder and thereunder, and the issuance of the Offered Units;

(vi)	this Agreement and the Warrant Indenture have been duly authorized and executed and delivered by the Corporation and each constitutes a valid and legally binding agreement of the Corporation enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally;

(vii)	that no approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority is required of the Corporation under the laws of the Province of Ontario and the federal laws of Canada applicable therein in connection with: (1) the execution and delivery of this Agreement or the Warrant Indenture and the performance of the Corporation’s obligations hereunder and thereunder, and (2) the issuance and delivery to the Purchasers of the Offered Units pursuant to this Agreement;

(viii)	the execution and delivery of this Agreement, the Warrant Indenture, the performance by the Corporation of its obligations hereunder and thereunder and the issuance and sale of the Offered Units does not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, whether after notice or lapse of time or both, (A) the constating documents of the Corporation, or (B) the OBCA;

(ix)	that the provisions of the Offered Units conform, in all material respects, with the descriptions thereof in the Offering Document and the Investor Questionnaire;

(x)	the Unit Shares, have been authorized and reserved for issuance and, upon payment, validly created and issued as fully paid and non-assessable Common Shares;

(xi)	the Warrants have been duly and validly created and issued and the Warrant Shares have been reserved for issuance and upon the receipt of payment therefor by the Corporation and the issue thereof upon exercise of the Warrants in accordance with the provisions of the Warrant Indenture, the Warrant Shares will be duly and validly issued as fully paid and non-assessable Common Shares;

(xii)	the issuance and sale by the Corporation of the Unit Shares and the Warrants to the Purchasers is exempt from the prospectus requirements of Canadian Securities Laws and no documents are required to be filed, no proceedings are required to be taken and no approvals, permits, consents or authorizations are required to be obtained by the Corporation under Canadian Securities Laws to permit such issuance and sale; it being noted however that the Corporation is required to file a report of exempt distribution with certain Securities Regulators in Canada in accordance Canadian Securities Laws and the requirements of the TSX within the required time frame;

(xiii)	the first trade in the Unit Shares being exempt from the prospectus requirements of applicable Canadian Securities Laws and no prospectus, offering memorandum or other document is required to be filed, no proceeding is required to be taken and no approval, permit, consent or authorization of regulatory authorities is required to be obtained by the Corporation under Canadian Securities Laws to permit such trade through registrants registered under applicable Canadian Securities Laws who have complied with such laws and the terms and conditions of their registration, provided that at the time of such trade:

(A)	the trade is not a “control distribution” (as defined in NI 45-102);

(B)	no unusual effort is made to prepare the market or to create a demand for the security that is the subject of the trade;

(C)	no extraordinary commission or consideration is paid to a person or company in respect of the trade; and

(D)	if the selling security holder is an insider or officer of the Corporation, the selling securityholder has no reasonable grounds to believe that the Corporation is in default of “securities legislation” (as defined in National Instrument 14-101 – Definitions); and

(xiv)	Odyssey Trust Company, at its principal office in the City of Toronto, Ontario, has been duly appointed as the transfer agent of the Corporation in respect of the Common Shares and as Warrant Agent in respect of the Warrants.

The Corporation agrees that the conditions contained in Section 6 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation, and the Corporation will use its commercially reasonable efforts to cause all such conditions to be complied with. Any material breach or failure to comply with any of the conditions set out in Section 6 shall entitle the Underwriter to terminate its obligation under this Agreement by written notice to that effect given to the Corporation at or prior to the Closing Time. It is understood that the Underwriter may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriter in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriter any such waiver or extension must be in writing and signed by the Underwriter.

7.            Rights of Termination. The Underwriter shall be entitled to terminate its obligations hereunder by written notice to that effect given to the Corporation at or prior to the Closing Time if:

(a)	any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the TSX, the NASDAQ, or any securities regulatory authority or any law or regulation is enacted or changed, or there is any announced change in the interpretation or administration thereof by the TSX, the NASDAQ or any securities regulatory authority, which in the opinion of the Underwriter, acting reasonably, operates or could operate to prevent or restrict the distribution of the Offered Units under the Offering, the trading of the Unit Shares or Warrant Shares or materially and adversely affects or could reasonably be expected to or will materially and adversely affect the market price or value of the Offered Units;

(b)	there should develop, occur or come into effect or existence any event, action, state, circumstance, condition, catastrophe, accident, natural disaster, public health crisis, public protest, financial occurrence, war or act of terrorism or any other occurrence of national or international consequence or any new or change in any law or regulation or governmental action which, in the opinion of the Underwriter, acting reasonably, seriously adversely affects or involves, or could reasonably be expected to, or will, seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation or the market price or value of the securities of the Corporation;

(a)	an order shall have been made or threatened to cease or suspend trading in the Offered Units or any other securities of the Corporation, or to otherwise prohibit or restrict in any manner the distribution or trading of the Offered Units, or actions or proceedings are announced or commenced for the making of any such order by any securities regulatory authority or similar regulatory or judicial authority or the TSX, which order has not been rescinded, revoked or withdrawn;

(b)	there shall be any material change in the affairs of the Corporation, or the Underwriter become aware of any previously undisclosed material fact or change in a material fact or there should occur a change in any material fact in each case which, in the opinion of the Underwriter, acting reasonably, has or would be expected to have a Material Adverse Effect or a significant adverse effect on the market price or value of the securities of the Corporation; or

(c)	the Corporation is in breach of a material term, condition or covenant of this Agreement or the Engagement Letter or any representation or warranty given by the Corporation in this Agreement or the Engagement Letter becomes or is false in any material respect and cannot be cured prior to the Closing Date.

8.            Exercise of Termination Right. The rights of termination contained in Section 7 are in addition to any other rights or remedies the Underwriter may have in respect of any of the matters contemplated by this Agreement or otherwise. Any such termination shall not discharge or otherwise affect any obligation or liability of the Corporation provided herein or prejudice any other rights or remedies any party may have as a result of any breach, default or non-compliance by any other party. If the obligations of the Underwriter are terminated under this Agreement pursuant to the termination rights provided for in Section 7, the Corporation’s liabilities to the Underwriter shall be limited to the obligations under the indemnity, contribution and expense provisions of this Agreement.

9.            Underwriter’s Commission. As consideration for the Underwriter’s services in connection with the Offering, the Corporation agrees to pay and deliver to the Underwriter (the “Underwriter’s Commission”) a cash fee equal to 6.0% of the aggregate Gross Proceeds from the sale of the Offered Units. The obligation of the Corporation to pay the Underwriter’s Commission shall arise at the Closing Time. If the Corporation agrees to pay a commission or fee to anyone other than pursuant to this Agreement (including without limitation any other financial advisor), such commission or fee shall not reduce the amount payable to the Underwriter under this Agreement and shall be solely of the account of the Corporation.

10.          Expenses. The Corporation will be responsible for all of its own expenses related to the Offering (whether incurred before or after the date hereof), including, but not limited to: (i) the fees, taxes, disbursements of the Corporation and the Corporation’s legal counsels, auditors, and other consultants and service providers retained in connection with the Offering; (ii) all expenses of or incidental to the issue, sale or distribution of the Offered Units; and (iii) all costs incurred in connection with the preparation of documentation relating to the Offering. In addition, the Corporation will be responsible for all the Underwriter’s reasonable expenses of the Offering, including, but not limited to, fees and disbursements of accountants and auditors, technical consultants, translators and other applicable experts; all costs and expenses related to roadshows and marketing activities, printing, filing, issue, sale and distribution, stock exchange approval and other regulatory compliance; other out-of-pocket expenses of the Underwriter (including, but not limited to, travel expenses in connection with due diligence and marketing activities, and fees and disbursements of the Underwriter’s Canadian legal counsel, up to the maximum set out in Section 10 of the Engagement Letter (collectively, the “Underwriter’s Expenses”). On the Closing Date, the Underwriter’s Expenses incurred to such date shall be paid to the Underwriter by the Underwriter deducting such amount from the aggregate proceeds to be paid to the Corporation pursuant to Section 5 of this Agreement.

11.          Survival. All terms, warranties, representations, covenants and agreements herein contained or contained in any documents delivered pursuant to this Agreement shall survive the issue and sale of the Offered Units and continue in full force and effect for the benefit of the Underwriter, the Purchasers and the Corporation, regardless of the Closing of the Offering and of any investigations carried out by the Underwriter in connection with the issue and sale of the Offered Units or otherwise, for a period ending on the date that is two years following the Closing Date; provided that the provisions contained Sections 10 and 12 shall survive and continue in full force and effect, indefinitely. In this regard, the Underwriter shall act as trustees for the Purchasers and accept these trusts and shall hold and enforce such rights on behalf of the Purchasers.

12.	Indemnity.

(a)	The Corporation and its affiliates (together, the “Indemnitor”) hereby agrees to jointly and severally indemnify and hold harmless the Underwriter and any Selling Firms, each of their subsidiaries and affiliates, and each of their respective directors, officers, advisors, employees, partners, shareholders/unitholders and agents, and each person, if any, controlling the Underwriter, or any of its respective subsidiaries and affiliates (hereinafter referred to as the “Personnel”) from and against any and all expenses, losses, fees, claims, actions (including shareholder actions, derivative actions or otherwise), penalties, damages, obligations, and liabilities, whether joint or several, and the reasonable fees and expenses of their counsel, that may be incurred in advising with respect to and/or defending any actual or threatened claims, actions, suits, investigations or proceedings to which the Underwriter, Selling Firms, and/or their Personnel may become subject or otherwise involved in any capacity under any statute or common law, or otherwise insofar as such expenses, losses, claims, penalties, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Indemnitor by the Underwriter, Selling Firms, and their Personnel hereunder, or otherwise in connection with the matters referred to in this Agreement (including the aggregate amount paid in reasonable settlement of any such actions, suits, investigations, proceedings or claims that may be made against the Underwriter and/or its Personnel, including legal proceedings or investigations by or on behalf of any governmental commission, regulatory authority, stock exchange or other entity having regulatory authority, either domestic or foreign), except that, if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a Governmental Authority in a final ruling from which no appeal can be made determines that an actual or threatened claim, action, suit, investigation or proceeding resulted from the gross negligence or willful misconduct of the Underwriter, Selling Firm, or Personnel claiming indemnity, such Person shall promptly reimburse to the Corporation any funds advanced to the indemnified party in respect of such claim, action, suit, investigation or proceeding and the indemnity provided for in this Section 12(a) shall cease to apply to such Person in respect of such claim, action, suit, investigation or proceeding. Without limiting the generality of the foregoing, this indemnity shall apply to all expenses (including legal fees and expenses), losses, claims and liabilities that the Underwriter, Selling Firms, and/or their Personnel may incur as a result of any action or litigation that may be threatened or brought against the Underwriter, Selling Firms, and/or their Personnel in respect of, caused by, result from, arise out of or based upon, directly or indirectly, this Agreement or the professional services rendered to the Indemnitor by the Underwriter, Selling Firms, and/or their Personnel hereunder, whether performed before or after the Indemnitor’s execution of this Agreement.

(b)	The Indemnitor agrees to waive any right the Indemnitor may have of first requiring the Underwriter, Selling Firms, and/or their Personnel to proceed against or enforce any other right, power, remedy or security or claim payment from any other Person before claiming under this indemnity. The Indemnitor also agrees that none of the Underwriter, Selling Firms, and/or their Personnel shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Indemnitor or any Person asserting a claim on behalf of or in right of the Indemnitor for or in connection with the professional services rendered to the Indemnitor by the Underwriter, Selling Firms, and/or their Personnel hereunder, whether performed before or after the Indemnitor’s execution of this Agreement.

(c)	Promptly after receipt of notice of the commencement of any legal proceeding against the Underwriter, Selling Firms, or their Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Underwriter, Selling Firms, or their Personnel will notify the Indemnitor in writing of the particulars thereof. However, the failure by the Underwriter, Selling Firms, or their Personnel to notify the Indemnitor will not relieve the Indemnitor of its obligations to jointly and severally indemnify the Underwriter, Selling Firms, and/or any Personnel, unless and only to the extent that any delay or failure to give notice herein materially and directly prejudices the defence of such action, suit, proceeding, claim or investigation or directly results in any material increase in the liability hereunder. The Indemnitor shall have 14 days after receipt of the notice to undertake, conduct and control, through the counsel of its own choosing and at its own expense, the settlement or defence of such action, suit, proceeding, claim or investigation. If the Indemnitor undertakes, conducts or controls the settlement or defense of the action, suit, proceeding, claim or investigation, the Underwriter, Selling Firms, and/or their Personnel shall have the right to participate in the settlement or defense of such action, suit, proceeding, claim or investigation and the Indemnitor shall throughout the course thereof provide copies of all relevant documentation to the Underwriter, Selling Firms, and/or their Personnel and will keep the Underwriter, Selling Firms and/or their Personnel advised of the progress thereof. The Indemnitor shall on behalf of itself and the Underwriter, Selling Firms, and/or any Personnel, as applicable, be entitled to (but not required) to assume the defence of any action, suit, proceeding, claim or investigation; provided, however, that (i) the defence shall be conducted through legal counsel acceptable to the Underwriter, Selling Firms, and/or any Personnel, as applicable, acting reasonably, and (ii) no settlement of any such action, suit, proceeding, claim or investigation may be made by the Indemnitor, and the Indemnitor shall not compromise, consent to the entry of any judgment in or otherwise seek to terminate any such action, suit, proceeding, claim or investigation in respect of which indemnification may be sought under this indemnity (whether or not the Underwriter, Selling Firms, and/or any Personnel are party to such action, suit, proceeding, claim or investigation), without the prior written consent of the Underwriter, Selling Firms, and/or any Personnel, as applicable, unless the Indemnitor has acknowledged in writing that the Underwriter, Selling Firms, and any Personnel are entitled to be indemnified in respect of any such action, suit, proceeding, claim or investigation and such settlement, compromise, consent or termination includes an unconditional release of the Underwriter, Selling Firms, and any Personnel from any liabilities arising out of such action, suit, proceeding, claim or investigation without any admission of negligence, misconduct, liability by or on behalf of the Underwriter, Selling Firms, and any Personnel.

(d)	The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and/or the Underwriter, Selling Firms, or their Personnel by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or shall investigate the Indemnitor and/or the Underwriter, Selling Firms, and/or any Personnel or shall require the Indemnitor and/or the Underwriter, Selling Firms, and/or any Personnel to testify in connection therewith or respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor by the Underwriter, the Underwriter shall have the right to retain counsel of their choice to separately represent them in the defense of a claim, which shall be at the Indemnitor’s expense if (i) the Indemnitor does not promptly assume the defence of the claim (using experienced and competent counsel) no later than 14 days after receiving actual notice of the claim (as set forth in Section 12(c) above), (ii) the Indemnitor agrees to separate representation, or (iii) the Underwriter is advised by counsel that there is an actual or potential conflict in the Indemnitor’s and the Underwriter’s respective interests or additional defences are available to the Underwriter which makes representation by the same counsel inappropriate. The Indemnitor also agrees to reimburse the Underwriter and/or its Personnel for time spent in connection with any claim at their normal per diem rates and the reasonable out-of-pocket expenses incurred by the Underwriter and/or its Personnel in connection therewith.

(e)	If for any reason, the foregoing indemnification is unavailable to the Underwriter, Selling Firms, any Personnel or insufficient to hold harmless the Underwriter, Selling Firms, or any Personnel, then the Indemnitor shall contribute to the amount paid or payable by the Underwriter, Selling Firms, or any Personnel as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand, and the Underwriter, Selling Firms, or any Personnel on the other hand, but also the relative fault of the Indemnitor and the Underwriter, Selling Firms, or any Personnel, as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the amount paid or payable by the Underwriter, Selling Firms, or any Personnel as a result of such expense, loss, claim, damage or liability any excess of such amount over the aggregate amount of the fees received by the Underwriter under this Agreement.

(f)	The Indemnitor hereby constitutes the Underwriter as trustees for each of the other indemnified parties (being any of the Underwriter, Selling Firms, and/or their Personnel) of the Indemnitor’s covenants under this indemnity with respect to those Persons and the Underwriter agrees to accept that trust and to hold and enforce those covenants on behalf of those Persons. The indemnity, contribution and other obligations of the Indemnitor hereunder shall be in addition to any liabilities which the Indemnitor may otherwise have to the Underwriter, Selling Firms, and/or their Personnel, shall extend upon the same terms and conditions to the Personnel of the Underwriter and Selling Firms and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, the Underwriter, Selling Firms, and any of the Personnel. The foregoing provisions shall survive the completion or termination of professional services rendered under this Agreement or any termination of the authorization given by this Agreement.

13.          Advertisements. If the Offering is successfully completed, the Corporation acknowledges and agrees that the Underwriter will be permitted to publish, at their own expense, public announcements or other communications relating to their services in connection with the Offering as they consider appropriate, in compliance with all laws, including Securities Laws.

14.          Notices. Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)	If to the Corporation, to:

Cardiol Therapeutics Inc.
602-2265 Upper Middle Road East
Oakville, Ontario L6H 0G5

Attention:	Dan Crandall
Email:	[Redacted - Contact Information]

with a copy (which shall not constitute notice) to:

Borden Ladner Gervais LLP
Bay Adelaide Centre, East Tower
22 Adelaide St. W., Suite 3400
Toronto, Ontario M5H 4E3

Attention:	Phillipe Tardif and Colin Cameron-Vendrig
Email:	[Redacted - Contact Information]

(b)	If to the Underwriter, as follows:

Canaccord Genuity Corp.
40 Temperance St.
Toronto, Ontario M5H 0B4

Attention:	Jason Sleeth, Managing Director, Head of Private Placement Platform
Email:	[Redacted - Contact Information]

with a copy (which shall not constitute notice) to:

Goodmans LLP
Bay Adelaide Centre
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7

Attention:	David Coll-Black
Email:	[Redacted - Contact Information]

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by email transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by email transmission shall be deemed to be given and received on the first Business Day following the day on which it is confirmed to have been sent.

15.          Relationship between the Corporation and the Underwriter. In connection with the services described herein, the Underwriter shall act as an independent contractor, and any duties of the Underwriter arising out of this Agreement shall be owed solely to the Corporation. The Corporation acknowledges that the Underwriter is a securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and financial advisory services, which may involve services provided to other companies engaged in businesses similar or competitive to the business of the Corporation. The Corporation acknowledges and agrees that in connection with all aspects of the engagement contemplated hereby, and any communications in connection therewith, the Corporation, on the one hand, and the Underwriter and any of its affiliates through which the Underwriter may be acting, on the other hand, will have a business relationship that does not create, by implication or otherwise, any fiduciary duty on the part of any of the Underwriter or such affiliates, and each party hereto agrees that no such duty will be deemed to have arisen in connection with any such transactions or communications. Information which is held elsewhere within the Underwriter, but of which none of the individuals in the investment banking department or division of the Underwriter involved in providing the services contemplated by this Agreement actually has knowledge (or without breach of internal procedures can properly obtain), will not for any purpose be taken into account in determining any of the responsibilities of the Underwriter to the Corporation under this Agreement.

16.          Time of the Essence. Time shall, in all respects, be of the essence hereof.

17.          Currency. All references herein to dollar amounts and expressed as ’$’ are to the lawful money of Canada, unless indicated otherwise.

18.          Headings. The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

19.          Singular and Plural, etc. Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

20.          Entire Agreement. This Agreement constitutes the only agreement among the parties with respect to the subject matter hereof and shall supersede any and all prior agreements, negotiations, understandings and discussions, including the Engagement Letter (except as explicitly set forth herein and therein). This Agreement may be amended or modified in any respect by written instrument only. For greater certainty, the Parties agree that the Engagement Letter and all other pre-contractual materials, negotiations and communications shall not be used to interpret, construe, supplement or vary this Agreement and shall have no force or effect unless, and only to the extent, expressly incorporated by specific reference herein.

21.          Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

22.          Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The Corporation and the Underwriter irrevocably attorn to the jurisdiction of the courts of the Province of Ontario with respect to any matters arising out of this Agreement.

23.          Successors and Assigns. The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Corporation, the Underwriter and the Purchasers and their respective executors, heirs, successors and permitted assigns; provided that, this Agreement shall not be assignable by any party without the written consent of the others.

24.          Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

25.          Absence of Fiduciary Relationship. The Corporation acknowledges and agrees that: (a) the Underwriter has not assumed nor will it assume a fiduciary responsibility in favour of the Corporation with respect to the Offering contemplated hereby or the process leading thereto and the Underwriter has no obligation to the Corporation with respect to the Offering contemplated hereby except the obligations expressly set forth in this Agreement; (b) the Underwriter and its affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Corporation; and (c) the Underwriter has not provided any legal, accounting, regulatory or tax advice with respect to the Offering contemplated hereby and the Corporation has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

26.          Language. The parties confirm their express wish that this Agreement and all related documents be drafted in the English language. Les Parties confirment leur volunté express que la présente convention et tous les documents s’y rattachant soient rédigé en langue anglaise.

27.          Effective Date. This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

28.          Counterparts and Facsimile. This Agreement may be executed in any number of counterparts and delivered by email or facsimile, each of which so executed and delivered shall constitute an original and all of which taken together shall form one and the same agreement.

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If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriter.

Yours very truly,

CANACCORD GENUITY CORP.

Per:	“Jason Sleeth”
Jason Sleeth
Managing Director, Head of Private Placement Platform

Signature Page – Underwriting Agreement

The foregoing is hereby accepted on the terms and conditions herein set forth.

CARDIOL THERAPEUTICS INC.

Per:	“David Elsley”
Authorized Signatory

Signature Page – Underwriting Agreement